

The Abbey National Group

Abbey National House
2 Triton Square
Regent's Place
London
NW1 3AN
www.abbeynational.com

11 April 2003

Revision to the Annual Report and Accounts and the Shareholder Review for the year ended 31 December 2002

We have identified a typographical error in the final version of the explanatory key to the performance graph in the Directors' Remuneration Report for the year ended 31 December 2002, which is now being revised by way of the supplementary note overleaf.

Please replace the graph in the performance graph section of the Directors' Remuneration Report respectively on page 80 of the Annual Report and Accounts or page 9 of the Shareholder Review with the revised graph in the note overleaf. We apologise for this oversight.

Yours sincerely,

Lord Burns
Chairman

This note supplements the directors' remuneration report of the Company for the year ended 31 December 2002 and is to be treated as forming part of that report. As a consequence of this supplementary note, the directors' remuneration report for the year ended 31 December 2002 has been revised as at 25 February 2003, being the date on which the original directors' remuneration report was approved by the Board of Directors, and not as at the date of this Supplementary note, and accordingly does not deal with events between those dates.

Supplementary note to the unaudited section of the directors' remuneration report for the year ended 31 December 2002

The graph in the performance graph section of the Directors' Remuneration Report should be replaced with the following graph.



We have been advised by our legal advisers that this revision does not require the Company's external auditors, Deloitte & Touche, to revise their report to the Company's members dated 25 February 2003 and that their audit opinion set out in that report is not affected by this revision. No other changes are required to be made to the Annual Report and Accounts or the Shareholder Review for the year ended 31 December 2002.

By order of the Board
Karen M Fortunato
Company Secretary
11 April 2003

Please note we have used the name and address details from the original Annual Report and Accounts and Shareholder Review mailings. If you have advised Shareholder Services of a change in your details before 28th March 2003, it will not be reflected in this mailing but it will be actioned for the next mailing i.e. the May dividend.